United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement | Lisbon 24 March 2016

OI DISCLOSES THE 2015 FOURTH QUARTER RESULTS

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., on the 2015 fourth quarter results, as detailed in the company’s document attached hereto.

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

2

QUARTERLY REPORT

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the fourth quarter and full year of 2015.

Oi S.A. | www.oi.com.br/ir

3

OI DELIVERS 2015 GUIDANCE

•                             Oi ended 2015 with routine EBITDA of R$ 7,230 million and Operational Cash Flow (OCF) of R$ 3,182 million (+R$ 1,644 million vs. 2014) for the Brazilian operations, delivering its results above the midpoint of the 2015 guidance ranges (routine EBITDA between R$ 7.0 and 7.4 billion and OCF improvement between R$ 1.2 and 1.8 billion in Brazil). This achievement, despite the unfavorable macroeconomic scenario with a GDP drop of 3.8% and an annual inflation of 10.7%, reinforces Oi’s commitment and success to execute its business transformation process, focusing on the quality and profitability of its customer base, operational efficiency and strict cost control, infrastructure optimization, and commercial recovery with the launch of new portfolio of offerings.

•                             In 4Q15, routine EBITDA of the Brazilian operations reached R$ 1,745 million, an 3.3% increase over the same period last year, as a result of the efforts to increase the profitability of the customer base and the continued focus on cost efficiency, which reduced by 11.0% compared to 4Q14. For the full year, routine Opex fell by 8.5%, a real reduction of over 17%, considering the inflation effect in 2015.

•                             Capex from Brazilian operations reached R$ 1,072 million in this quarter (+1.6% compared to 4Q14), of which 90.1% directed to the network. In 2015, Capex totaled R$ 4,048 million in Brazil, 20.2% lower than the previous year. In 2015, the Company focused on initiatives of investment optimization, such as contract renegotiations, network sharing, and the implementation of structural projects to modernize the infrastructure through technologies to increase network efficiency, generating more capacity of traffic with lower costs per voice minute and per Mbps of data. The execution of these projects allowed the Company to deliver a substantial growth of traffic on its network, at the same time that it reduced network congestion and presented consistent improvement in the network quality metrics. These efforts are aligned to Oi’s strategy on prioritizing the improvement of quality of the customer experience.

•                             OCF (routine EBITDA minus Capex) of the Brazilian operations totaled of R$ 673 million in the quarter, up 6.2% compared to 4Q14, explained by the routine EBITDA growth and the efficiency in the allocation of investments.

•                             Total net customer revenues (excluding handset sales and network usage) reached R$ 6,078 million for the Brazilian operations in the quarter (-2.4% vs. 4Q14), reflecting the challenging macroeconomic environment, partially offset by the growth on pay TV and mobile data revenues and the increase in ARPU. In 2015 total net customer revenues totaled R$ 24,478 million, practically stable compared to the previous year.

•                             In the Personal Mobility segment, net customer revenues, which excludes handsets sales and MTR revenues, reached R$ 1,830 million in the quarter, an increase of 1.2% year-on-year, driven by the 34.8% growth in data revenues (including VAS). In 2015 net customer revenues of the segment totaled R$ 7,166 million, a solid increase of 5.3% versus 2014. This performance was due to the increase of 47.6% in data revenues in the year, the highest data growth of the sector in 2015. The data mix on service revenues reached 37.1% in the year, an increase of 12 p.p. in the last twelve months, also the best performance of the market in the year.

•                             The new plans of Personal Mobility have shown promising results, such as the average increase of 17% in recharges of customers who migrated to Oi Livre per week, and the sales increase of 15% and 30% for postpaid and Controle plans, respectively. The Oi Livre offer, for example, has reached more than 10 million customers in January, 26% of total prepaid base, in only three months from its launch.

3/24/2016

•                             In the Residential segment, ARPU, which reached R$ 79.6 in the quarter (+ 5.8% y.o.y.), continues to show improvement in all products, as a result of the Company’s focus profitability of its customer base. Net revenues reached R$ 2,392 million, down 3.3% compared to 4Q14, due to the decline of fixed-to-mobile tariffs (VC) and the lower fixed line base, partially offset by the pay TV revenues growth. With an all-net model and supported by the launch of VDSL and Oi Play, the Company’s convergent offer Oi Total, which combines all 4 services offered by the Company (fixed line, broadband, TV and mobile) with, has presented preliminary results that indicates sales increase in all 14 states of the country in which this offer has already been launched.

•                             Net revenues in the Corporate / SMEs segment reached R$ 1,984 million in 4Q15, an annual decrease of 4.8%, mainly impacted by the macroeconomic environment. For the SMEs segment, Oi launched the plan Oi Mais Empresas, with an innovative model of flat-fee charging, easier to understand, buy and use. In parallel, Oi launched the app Oi Mais Empresas, a fully digital customer service for SMEs. The launch of this app is one of the first steps towards Oi’s business digitization, which is one of the pillars of the Company’s transformation plan.

•                             At the end of 2015, gross debt stood at R$ 54,981 million, of which 70.3% were composed by international capital market securities and the remaining composed by local capital market securities, development banks, ECAs and commercial banks. The Company’s cash position amounted to R$ 16.826 million as of December 31, 2015, and net debt registered R$ 38,155 million at year-end (+2.5% versus 3Q15), impacted by the financial results, partially offset in the quarter by the positive accounting effect of R$ 739 million related to the mark-to-market of derivatives and by the operating cash generation of R$ 174 million in Brazil.

•                             The Company recorded consolidated net loss of R$ 4.5 billion in 4Q15 and R$ 5.3 billion for 2015, mainly impacted by 3 accounting adjustments (no cash effect), in the total amount of R$ 3.1 billion, all of them related to the impairment of assets in the balance sheet: (i) the impairment adjustment with a loss of $ 89 million over the fair value of Oi´s financial investments in Africa that are consolidated by the Company, affecting the operational earnings; (ii) the impairment adjustment with a loss of R$ 1,582 million over the fair value of Oi´s financial investments in Africa that are not consolidated by the Company, including Unitel, affecting the financial results; and (iii) the impairment adjustment on deferred income tax assets, in the amount of R$ 1,392 million, for the companies in the group that did not provide expectation of generating sufficient future taxable income to offset tax credits. The proforma net loss for the continuing operations, excluding the impact of these accounting (non-cash) adjustments, would be about R$ 1.5 billion in 4Q15 and R$ 3.4 billion in 2015, basically driven by the financial expenses, whose variation in comparison to the same period of the previous year resulted from the deterioration of the Brazilian financial market conditions, with significant impact on the increase of interest rates.

Summary

in R$ million or otherwise stated	4Q15	4Q14	3Q15	YoY		QoQ		2015	2014	YoY
Oi S. A. Pro-forma (1)
Total Net Revenues	6,703	7,323	6,827	-8.5%		-1.8%		27,354	28,546	-4.2%
EBITDA (2)	1,706	3,195	2,178	-46.6%		-21.7%		7,794	10,361	-24.8%
EBITDA Margin (%)	25.5%	43.6%	31.9%	-18.2	p.p.	-6.4	p.p.	28.5%	36.3%	-7.8	p.p.
Routine EBITDA	1,795	1,836	1,852	-2.2%		-3.1%		7,605	7,116	6.9%
Routine EBITDA Margin (%)	26.8%	25.1%	27.1%	1.7	p.p.	-0.3	p.p.	27.8%	24.9%	2.9	p.p.
Consolidated Net Earnings (Loss) (3)	-4,551	-4,421	-1,021	2.9%		345.7%		-5,348	-4,406	21%
Net Debt	38,155	30,563	37,241	24.8%		2.5%		38,155	30,563	24.8%
Available Cash	16,826	2,732	16,415	515.9%		2.5%		16,826	2,732	515.9%
CAPEX	1,086	1,108	984	-2.0%		10.3%		4,164	5,278	-21.1%

in R$ million or otherwise stated	4Q15	4Q14	3Q15	YoY		QoQ		2015	2014	YoY
BRAZIL
Revenue Generating Unit - (‘000)	70,048	74,495	71,838	-6.0%		-2.5%		70,048	74,495	-6.0%
Residential	16,297	17,463	16,524	-6.7%		-1.4%		16,297	17,463	-6.7%
Personal Mobility	45,860	48,462	47,059	-5.4%		-2.5%		45,860	48,462	-5.4%
Corporate / SMEs	7,241	7,917	7,602	-8.5%		-4.8%		7,241	7,917	-8.5%
Public Telephones	651	653	651	-0.2%		0.0%		651	653	-0.2%
Total Net Revenues	6,531	7,064	6,515	-7.6%		0.2%		26,441	27,613	-4.2%
Net Service Revenues(4)	6,474	6,773	6,463	-4.4%		0.2%		26,062	26,764	-2.6%
Residential	2,392	2,473	2,437	-3.3%		-1.8%		9,779	9,995	-2.2%
Personal Mobility	2,050	2,152	1,997	-4.8%		2.7%		8,055	8,205	-1.8%
Customer (4)	1,830	1,808	1,780	1.2%		2.8%		7,166	6,806	5.3%
Corporate / SMEs	1,984	2,076	1,967	-4.4%		0.9%		7,970	8,269	-3.6%
Net Customer Revenues(5)	6,078	6,227	6,066	-2.4%		0.2%		24,478	24,593	-0.5%
Routine EBITDA	1,745	1,689	1,740	3.3%		0.3%		7,230	6,612	9.3%
Routine EBITDA Margin (%)	26.7%	23.9%	26.7%	2.8	p.p.	0.0	p.p.	27.3%	23.9%	3.4	p.p.
CAPEX	1,072	1,056	950	1.6%		12.8%		4,048	5,074	-20.2%
Routine EBITDA - CAPEX	673	634	790	6.2%		-14.8%		3,182	1,538	106.9%

(1)       Pro-forma figures, except net earnings, net debt and available cash.

(2)                    Consolidated EBITDA includes the extraordinary accounting effect (non-cash) of the impairment adjustment with a loss of R$ 89 million over the fair value of Oi’s financial investments in Africa that are consolidated by the Company. The EBITDA adjusted by this effect would be of R$ 1,795 million in 4Q15 and R$ 7,883 million in 2015.

(3)                    4Q15 consolidated net loss was affected mainly by the impairment adjustments over the fair value of Oi’s financial investments in Africa that are not consolidated by the Company, and the impairment on deferred income tax assets, as explained in the section “Net Earnings (Loss)”. Consolidated net loss in 2014 include the discontinuation of the operations of PT Portugal SGPS, S.A. (“PT Portugal”). Net loss from discontinued operations include the positive effect related to the exchange variation on PT Portugal’s book value, which was recorded under shareholders’ equity in 4Q14. With the completion of PT Portugal’s sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated with the sale.

(4)       Excludes handset revenues.

(5)       Excludes handset and network usage revenues.

Achievement of 2015 guidance

The Company disclosed its guidance for routine EBITDA and operating cash flow improvement (routine EBITDA less CAPEX) for its Brazilian operations in 2015, based on assumptions that Oi considered reasonable and subject to many factors, many of which outside its control.

The table below compares the disclosed guidance with the Company’s 2015 results. Despite the deteriorating macroeconomic environment, the Company confirmed the achievement of projections for the year, delivering results above the mid-point of the range for both routine EBITDA and the improvement of operational cash flow, reflecting the management’s commitment to Oi’s operational turnaround plan.

R$ billion

Brazilian operations	Guidance	2015 Results
Routine EBITDA	7.0-7.4	7.23
Routine EBITDA — CAPEX improvement	1.2-1.8	1.64

In compliance with article 157, §4, of Law No. 6,404/76 and the provisions of CVM Instructions Nos. 358/02 and 480/09, Oi S.A. hereby informs to its shareholders and the market in general that the Company has decided not to disclose guidance for the year 2016, in order to provide flexibility to the Company given the instability of the  current  macroeconomic  scenario,  considering  the  recent  volatility  in  the  macroeconomic  environment, especially with respect to the indices used as premises to support the disclosure of estimates about future performance, such as inflation rate and GDP growth.

Net Revenues:

Table 1 — Breakdown of Net Revenues

	Quarter					Full Year			Weight %
R$ million	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY	4Q15	4Q14
Total Net Revenues (Pro-forma)	6,703	7,323	6,827	-8.5%	-1.8%	27,354	28,546	-4.2%	100.0%	100.0%
Brazil	6,531	7,064	6,515	-7.6%	0.2%	26,441	27,613	-4.2%	95.4%	96.7%
Residential	2,392	2,473	2,437	-3.3%	-1.8%	9,779	9,995	-2.2%	35.7%	35.2%
Personal Mobility	2,106	2,433	2,048	-13.4%	2.8%	8,431	9,011	-6.4%	30.0%	31.3%
Service	2,050	2,152	1,997	-4.8%	2.7%	8,055	8,205	-1.8%	29.2%	28.4%
Customer	1,830	1,808	1,780	1.2%	2.8%	7,166	6,806	5.3%	26.1%	23.6%
Network Usage	219	344	217	-36.2%	1.1%	889	1,399	-36.5%	3.2%	4.8%
Sales of handsets, SIMcards and others	56	281	52	-79.9%	9.2%	375	806	-53.4%	0.8%	2.9%
Corporate / SMEs	1,984	2,085	1,967	-4.8%	0.9%	7,974	8,311	-4.1%	28.8%	29.3%
Other services	48	73	63	-34.1%	-23.1%	257	295	-12.9%	0.9%	1.0%
Others	173	258	312	-33.2%	-44.7%	913	933	-2.2%	4.6%	3.3%

Net Service Revenues Brazil	6,474	6,773	6,463	-4.4%	0.2%	26,062	26,764	-2.6%	96.6%	92.5%
Net Customer Revenues Brazil	6,078	6,227	6,066	-2.4%	0.2%	24,478	24,593	-0.5%	90.7%	85.0%

In 4Q15, consolidated net revenues totaled R$ 6,703 million, -8.5% y.o.y. and -1.8% q.o.q. Net revenues from the Brazilian operations came to R$ 6,531 million, an annual decline of 7.6%, while net revenues from the international operations (Africa and East Timor) fell 33.2% in the same period, chiefly due to currency exchange effects and a change in the accounting rule that changed the calculation method for the Euro conversion rate (the annual cumulative average rate is now being used instead of the monthly average rate).

In 2015, consolidated net revenues totaled R$ 27,354 million, 4.2% lower than in 2014. Net revenues from the Brazilian operations totaled R$ 26,441 million in 2015 while the net revenues from the international operations came to R$ 913 million.

BRAZIL

Total net revenues from the Brazilian operations (“Brazil”) came to R$ 6,531 million in 4Q15, 7.6% down y.o.y. and virtually in line with 3Q15. This year-on-year decline was chiefly due to the 33.3% cut in the regulated interconnection tariffs of mobile services (MTR) in February 2015 and the outsourcing of handset operations, which reduced handset revenues but with no impact on EBITDA. These effects were partially offset by higher pay-TV (+21.6%) revenues in the Residential segment as well as higher data revenues (+34.8%) in the Personal Mobility segment.

In 4Q15, total net revenues from services, which exclude handset revenues, reached R$ 6,474 million, -4.4% down y.o.y. Total net customer revenues, which exclude network usage and handset sales, fell 2.4% in the same period, totaling R$ 6,078 million in 4Q15.

In 2015, net service revenues came to R$ 26,062 million, 2.6% lower than in 2014, mainly due to the MTR cuts. Net customer revenues totaled R$ 24,478 million, virtually in line with the previous year, despite the deterioration in the macroeconomic environment. This result was due to the Company’s strategy in 2015, which combined selective sales to ensure better quality, simplification and repositioning of offers, and focus on increasing the profitability of the customer base.

	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Residential
Net Revenues (R$ million)	2,392	2,473	2,437	-3.3%	-1.8%	9,779	9,995	-2.2%
Revenue Generating Units (RGU) - (‘000)	16,297	17,463	16,524	-6.7%	-1.4%	16,297	17,463	-6.7%
Fixed Line in Service	10,019	10,957	10,217	-8.6%	-1.9%	10,019	10,957	-8.6%
Fixed Broadband	5,109	5,259	5,136	-2.9%	-0.5%	5,109	5,259	-2.9%
Pay TV	1,169	1,247	1,171	-6.3%	-0.2%	1,169	1,247	-6.3%
ARPU Residential (R$)	79.6	75.2	79.5	5.8%	0.1%	78.8	74.0	6.4%

Net revenues from the Residential segment totaled R$ 2,392 million in 4Q15, -3.3% down y.o.y., chiefly due to the decline in fixed voice revenues, as a result of the reduction in fixed-to-mobile tariffs (VC) and the lower wireline base, partially offset by the increase in pay TV revenues (+21.6% y.o.y.). In sequential terms, Residential net revenues fell 1.8%, mainly due to the decline in wireline revenues.

In 2015, net revenues from the Residential segment stood at R$ 9,779 million, 2.2% lower than in 2014, chiefly as a result of the reduction in VC tariffs and the 6.7% decline in the number of Residential RGUs in the period, fueled by the deterioration of the macroeconomic scenario. It is worth noting that the Company’s sales strategy in 2015 focused on improving sales quality and the profitability of the existing customer base, which led to a natural slowdown in sales, followed by an increase of ARPU.

The consistent ARPU increase and the better mix of customers and high-end offers underline the success of the Company’s strategy on seeking the convergence of its services in order to promote customer profitability and loyalty as well as improve its customers’ experience and satisfaction levels.

Oi closed 4Q15 with 16,297 thousand RGUs (-6.7% y.o.y. and -1.4% q.o.q.) in the Residential segment. Despite this decline in RGUs, it is worth noting that net disconnections was 228 thousand this quarter, reaching the lowest level of 2015.

During the fourth quarter of 2015, Oi expanded Oi Total sales to 14 states in the country. This offer combines the four services provided by the Company (wireline, broadband, pay TV and mobility) in order to simplify the portfolio and boost the salesforce. The multiproduct concept includes the joint installation of wireline and broadband, as well as integrated payment in a single bill, in addition to a unified customer service. Therefore, Oi Total will provide customers with a better experience, having a positive impact on loyalty and profitability and reducing operating costs. Although initial results are preliminary, they show the potential of the offer through the increase in gross adds for wireline, broadband and pay TV services, if compared to the cities where this offer is not available.

Residential ARPU

The Company’s focus on bundled products and the sale of higher value services has been generating a positive result in revenues per customer. In 2015, ARPU grew steadily, closing the fourth quarter at R$ 79.6, +5.8% y.o.y. The results of the strategy of bundled products and services are also visible in the increase in the percentage of customers with more than one Oi product, which reached 63.3% in 4Q15 (+1.7 p.p. y.o.y.). By offering customers more products, the Company is able to improve customer profitability and loyalty, while increasing ARPU and controlling churn rates.

Wireline

Oi ended 4Q15 with 10,019 thousand wireline customers in the Residential segment (-8.6% y.o.y. and -1.9% q.o.q.). However, there is a downward trend in the net disconnections level, which amounted to 199 thousand in the quarter, the lowest level in 2015 after falling steadily throughout the year.

It is important to note that due to the Company’s strategy of increasing the profitability of its customer base, wireline ARPU continued to rise (+3.6% y.o.y. and +0.6% q.o.q.), thereby reducing the impact of the decline in RGUs on revenues.

The share of low-end offerings in gross adds declined 49.0 p.p. between 4Q14 and 4Q15. This is a result of the improvement in Oi’s sales quality, through initiatives to increase the profitability of the customer base and the offering of multiple-play packages, which combine different services and promote customer loyalty, reducing churn rates.

Bundled offerings, such as Oi Conta Total (OCT) and Oi Voz Total (OVT) have lower churn rates than standalone products. In 4Q15, OCT, which combines wireline, broadband and postpaid mobile (triple play) accounted for 11.0% of the Residential wireline base, with a churn rate 15.0% lower than the standalone fixed line. The share of low-end offerings in OCT gross adds fell by 14.0 p.p. y.o.y. In the same period, OVT corresponded for 14.5% of the Residential wireline base, with a churn rate 14.6% lower than the standalone wireline offering. The average penetration of SIM cards per OVT customer stood at 1.6 in 4Q15, +1.9% y.o.y. In addition, Oi’s latest bundled offering (Oi Total), which has been launched in 14 states of the country, offers the true multi-product concept, focusing on improving customers’ experience and optimizing the entire services value chain, in addition to raising customer profitability, reducing churn, attracting new customers and creating a new way to recover the old customers.

Broadband

Oi ended 4Q15 with 5,109 thousand fixed broadband RGUs in the Residential segment, 2.9% down y.o.y. and -0.5% q.o.q. Net disconnections continued to fall, reaching their lowest level in 2015 (27 thousand).

Oi’s broadband penetration in households that have Oi products continued to increase, reaching 51.0% in the quarter (+3.0 p.p. y.o.y. and +0.7 p.p. q.o.q.). There was an 11.8 p.p. decline in the share of low-end offerings in gross adds mix, compared with the same period in 2014, thanks to the availability and focus on higher broadband speeds, in line with the VDSL launch.

The average broadband speed reached 5.5 Mbps this quarter (+25.4% y.o.y. and +5.2% q.o.q.). Also, the share of RGUs with speeds equal to or greater than 5 Mbps increased 11.9 p.p. y.o.y. (to 60.6%) and the share of RGUs with speeds equal to or greater than 10 Mbps increased 10.0 p.p. (to 32.0%). The average speed of gross adds was 7.4 Mbps (+37.9% y.o.y. and +2.5%  q.o.q.).  In 4Q15, 76.7%  of gross adds had speeds equal to or greater than 5 Mbps (+12.0 p.p. y.o.y.) and 53.5% had speeds equal to or greater than 10 Mbps (+24.4 p.p. y.o.y.).

The optimization and selection of investments with better allocation in regions of increased demand and competitive balance, together with the progress of cross-selling and upselling initiatives, have led to an upturn in the average broadband speed, which is essential for Oi’s strategy of increasing customer base profitability, improving the entry mix and customer loyalty.

Pay TV

Oi’s pay TV base ended the quarter with 1,169 thousand RGUs, 6.3% down y.o.y. and virtually in line with the previous quarter. Despite the weaker macroeconomic scenario, net disconnections fell every quarter, reaching their lowest level in the 4Q15. It is worth noting that Oi TV’s 6.3% annual decline was below the 6.9% market average reduction of the pay TV via DTH. This performance reinforces Oi TV’s competitive differential despite the more challenging macroeconomic environment.

It is also important to note the strong growth in pay TV ARPU (+18.8% y.o.y. and +4.9% q.o.q.), followed by the continuous reduction in churn rates. Oi TV’s penetration in households that have Oi products continued to increase, reaching 11.7% in 4Q15. In addition, there was a 19.6 p.p. reduction in the share of low-end offerings in the gross adds mix compared to 4Q14, and the share of high-end offerings in the gross adds mix increased 16.5 p.p. in the same period. As a result, pay TV revenues moved up 21.6%, partially offsetting the decline in revenues from other products in this segment.

Oi TV’s differentiated quality allows the Company to boost the cross-selling and upselling strategies focused on bundled offerings. Oi TV offers full content, with high definition in all the plans, in addition to a large number of channels, including open channels in high definition in all the offers, pay-per-view services and digital video recording. In this context, churn rates in households with 3 products (3P) were lower than in households with only 1 product (Oi TV).

The Company has recently launched Oi Play, which allows customers to watch content from 12 programmers with 30 live channels and more than 13 thousand on-demand titles in any device (smartphone, tablet or PC) connected to the Internet at no additional cost. Oi Play enables customers to do more optimized searches and better identify to the content. In only three months, Oi Play has been showing strong potential for growth and future revenue generation from the implementation of new functionalities. This platform reinforces Oi’s positioning in providing a better customer experience through digitalization.

	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Personal Mobility
Net Revenues (R$ million)	2,106	2,433	2,048	-13.4%	2.8%	8,431	9,011	-6.4%
Service	2,050	2,152	1,997	-4.8%	2.7%	8,055	8,205	-1.8%
Customer (1)	1,830	1,808	1,780	1.2%	2.8%	7,166	6,806	5.3%
Network Usage	219	344	217	-36.2%	1.1%	889	1,399	-36.5%
Sales of handsets, sim cards and others	56	281	52	-79.9%	9.2%	375	806	-53.4%
Revenue Generating Units (RGU) - (‘000)	45,860	48,462	47,059	-5.4%	-2.5%	45,860	48,462	-5.4%
Prepaid Plans	39,068	41,322	40,296	-5.5%	-3.0%	39,068	41,322	-5.5%
Postpaid Plans (2)	6,791	7,140	6,763	-4.9%	0.4%	6,791	7,140	-4.9%

Note:    (1) Excludes handset and network usage revenues.

(2) Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

Net revenues from the Personal Mobility segment reached R$ 2,106 million in 4Q15, 13.4% down y.o.y., mainly due to the MTR cuts and lower revenues from the sale of handsets, SIM cards and others, as a result of the strategy of outsourcing the handset operations. In a sequential basis, net revenues from the Personal Mobility segment increased 2.8%, mainly due to the 8.2% upturn in data revenues.

In 4Q15, customer revenues, excluding interconnection and handsets, increased 1.2% y.o.y. to R$ 1,830 million, mainly due to the 34.8% y.o.y. upturn in data revenues, which reached R$ 827 million. The migration from voice to data is accelerating and this line of revenues accounted for 45.2% of total customer revenues in 4Q15, 11.3 p.p. up y.o.y. This result is driven by the increased penetration of smartphones in the customer base, investments in transmission and transport infrastructure and the launch of new plans that offer more data traffic to customers. It is worth noting the 47.6% increase in data revenues between 2014 and 2015, fueling the 5.3% upturn in customer revenues in the period. Data revenues accounted for 41.7% of total customer revenues in 2015, 12 p.p. up on the 29.7% recorded in 2014.

In 4Q15, network usage revenues totaled R$ 219 million, -36.2% y.o.y., mainly due to the MTR cuts. In February 2015, interconnection tariffs (MTR) declined 33.3% to R$ 0.15517, R$ 0.15897 and R$ 0.15485 in Regions I, II and III, respectively. Anatel approved additional cuts, as follows: (i) in 2016: R$ 0.09317, R$ 0.10309 and R$  0.11218; (ii)  in 2017: R$  0.04928, R$  0.05387 and R$  0.06816; (iii)  in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iv) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

In April 2015, Oi outsourced handset logistics and financial operations in order to (i) accelerate sales and the migration of the customer base to 3G/4G smartphones; (ii) increase logistics efficiency and improve the supply of handsets to the sales channels; (iii) reduce logistics costs and COGS; and (iv) reduce the working capital employed in the handset operations. As a result, handset revenues fell 79.9% y.o.y., totaling R$ 56 million in 4Q15. This reduction in handset revenues has a positive impact on the EBITDA margin and reduces logistics and warehousing costs, in addition to reduce impacts on working capital.

Smartphone sales accounted for 93% of total sales in the quarter and 3G/4G handset penetration reached 61% of the total base, 22 p.p. up y.o.y. In order to further encourage the migration from 2G to 3G technology, which provides a better data usage experience, in January 2016, Oi launched the Troca Fácil program, which offers discounts in the exchange of used handsets for new smartphones. With that, Oi seeks to improve its service quality perception and stimulate the growth of data ARPU.

Oi closed 2015 with 45,860 thousand RGUs in the Personal Mobility segment, 5.4% down from 2014. Net disconnections totaled 2,603 thousand in 2015, 2,254 thousand of which were prepaid and 348 thousand were postpaid.

The total mobile customer base (Personal Mobility + Corporate/SMEs) reached 48,083 thousand RGUs in 2015, 45,860 thousand of which in the Personal Mobility segment and 2,223 thousand in the Corporate/SME segment. The Company recorded 5.4 million gross adds and 1,401 thousand net disconnections in 4Q15.

Prepaid

The prepaid customer base came to 39,068 thousand RGUs in 4Q15, 5.5% down y.o.y, mainly due to the strict base cleanup policy focused on controlling costs and increasing profitability. In the sequential comparison, there was a 3.0% decline, with 1,228 thousand net disconnections.

After several quarters of growth, recharges remained stable, basically explained by the recessionary economic environment that impacts more significantly the prepaid segment.

VAS revenues in the prepaid segment increased 18.4% y.o.y., mainly due to the offer of services based on smartphones, in addition to the increase in service sales channels.

In November 2015, Oi launched Oi Livre, a set of innovative prepaid offers with a substantial increase in the data package and a single tariff for calls to any operator anywhere in the country. The plan revolutionized the telecommunications model in the country by breaking with the model in which consumers buy SIM cards from different operators in order to avoid paying high tariffs for off-net calls.

Since its launch, Oi Livre acquired 10 million customers and, in January 2016, it already corresponded to 26% of the total prepaid base. Also, ARPU from customers who migrated to Oi Livre per week increased approximately 17% in only three months.

The Company has also been increasing its market share in the segment, which closed December 2015 at 21.3% (+1.7% y.o.y.). These data indicate the market trend of maintaining an active prepaid customer base, thereby avoiding unnecessary costs, and the success of the Company’s strategy of leading the consolidation of SIM cards in the Brazilian prepaid market.

Postpaid

Oi closed the quarter with 6,791 thousand RGUs in the postpaid segment (-4.9% y.o.y. and +0.4% q.o.q.), corresponding to 14.8% of the total Personal Mobility base. Oi Controle accounted for 41.4% of the total postpaid base in 4Q15, 7.7% down y.o.y., mainly due to the base cleanup in 3Q15. Postpaid ARPU (excluding MTR) grew 16.2% y.o.y., while gross ARPU (ex-MTR) increased 20.5% in the same period, reinforcing Oi’s strategy of increasing the profitability of its customer base.

At the end of November 2015, Oi launched the Oi Mais and Oi Mais Controle plans in the postpaid segment, complementing the mobile portfolio that changed the market with the Oi Livre prepaid plan. Among the main characteristics of the new plans are the substantial increase in data packages with no usage restrictions (up to 10 Gigabytes per month), minutes to call any operator anywhere in the country and a reduced single tariff for calls to any operator in Brazil after the use of the plan allowance. This movement is intended to eliminate the community effect among customers of the same operator in the voice market, to take advantage of the MTR cuts, and especially to further stimulate data usage and ARPU in the postpaid segment, addressing the customers’ growing need for data. With the entry of Oi Mais in the portfolio, in December 2015, the sales of postpaid plans increased by approximately 15% and Oi Controle by 30%, when compared with the level of sales before the launch of these plans.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,401 municipalities in 4Q15 (93% of the country’s urban population). 3G coverage was expanded to 269 new municipalities (+26.5% y.o.y.), totaling 1,280 municipalities, or 79% of the Brazilian urban population.

In partnership with the operators that are working with Oi in the RAN sharing model, 1,575 sites were built in 4Q15, 504 of which under Oi’s responsibility in 30 municipalities. The project allows the increase in 4G coverage in line with the Company’s focus on efficient investments and lower costs combined with the improvement in customers’ experience. As a result, 4G LTE coverage reached 133 municipalities (+196% up y.o.y.), or 51% of Brazil’s urban population, 15 p.p. more than in 4Q14.

The Company has improved the quality of its 3G network coverage and capacity, meeting the growing demand for data usage and encouraging the migration of customers from the 2G to the 3G network. As a result, Oi has been presenting a consistent improvement in Anatel’s network quality indicators.

Mobile ARPU

Mobile ARPU treats total mobile service revenues (Personal Mobility + Corporate/SMEs) as if they were generated by a separate mobile company, i.e. including revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenues from mobile long-distance calls that belong to the STFC license (fixed voice concession).

Mobile ARPU reached R$ 17.3 in the quarter, 7.6% down y.o.y., due to the MTR cuts. In the sequential comparison, ARPU increased 3.4% due to higher data revenues and the Company’s efforts to increase profitability in its customer base. Excluding interconnection revenues, mobile ARPU increased 8.3% y.o.y.

The simplification of the portfolio, with a reduced number of less profitable plans and recharge offerings, combined with the increase in the penetration of data packages across all segments, resulted in an increase in ARPU and a reduction in operating costs as a direct consequence of the simplification of the sales process.

	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Corporate / SMEs
Net Revenues (R$ million)	1,984	2,085	1,967	-4.8%	0.9%	7,974	8,311	-4.1%
Revenue Generating Units (RGU) - (‘000)	7,241	7,917	7,602	-8.5%	-4.8%	7,241	7,917	-8.5%
Fixed	4,437	4,822	4,584	-8.0%	-3.2%	4,437	4,822	-8.0%
Broadband	580	617	594	-5.9%	-2.3%	580	617	-5.9%
Mobile	2,223	2,478	2,424	-10.3%	-8.3%	2,223	2,478	-10.3%

Note: SMEs means small and medium enterprises.

Net revenues in the Corporate/SME segment amounted to R$ 1,984 million in 4Q15 (-4.8% y.o.y.), due to the cut in MTR and VC tariffs and the accelerated reduction in voice traffic as a result of the macroeconomic scenario. In sequential terms, net revenues from this segment moved up 0.9% supported by growth in data and IT this quarter.

Oi closed 4Q15 with 7,241 thousand RGUs in the Corporate/SME segment, 8.5% down y.o.y. and 4.8% lower q.o.q., chiefly due to the economic recession in 2015.

Corporate

In 4Q15, the Corporate segment was impacted by the recessive macroeconomic environment, which has been affecting the government and large companies.

The Company has maintained the strategy of reducing its dependence on voice services through the intense offering of data, IT and value-added services, such as security solutions and cloud, ICT, datacenter, Home Office, M2M (Machine-to-Machine) and management services. As a result, VAS and IT revenues in the segment moved up 16.5% y.o.y., while advanced data revenues grew 5.6% in the period.

SMEs

In 4Q15, Oi continued with structural measures designed to reduce costs, to improve customers’ experience and implemented processes to increase margins, such as an increased share of more efficient channels and higher-value customers in the sales mix, portfolio simplification, a new after-sales structure, the end of handset subsidies and revision of the credit policy in order to reduce bad debt.

In December 2015, Oi launched Oi Mais Empresas for SMEs. With a unique and innovative proposal, Oi restructured its mobile portfolio with 4G data and wireline at a flat fee model, which is easier to understand, buy and use, allowing a better relationship with the Company.

The Company created a fully digital customer channel through an app that can be downloaded at no cost at Apple Store or Google Play. The Oi Mais Empresas app provides exclusive service to small and medium enterprises, who can acquire services, contract plan upgrades and make requests with direct control over the treatment of their request, such as repairs and bill copies, among others, all using a smartphone. The creation of this channel, among the launches of other offers and services at the end of 2015, reinforces Oi’s commitment to being increasingly closer to customers in order to understand their needs and thereby deliver clearer and more suitable products and services.

Operating Costs and Expenses

Table 2 — Breakdown of Operating Costs and Expenses

Item — R$ million	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Operating Expenses (Pro-forma)
Brazil	4,786	5,375	4,775	-11.0%	0.2%	19,211	21,001	-8.5%
Personnel	775	708	656	9.4%	18.1%	2,618	2,749	-4.8%
Interconnection	396	621	431	-36.3%	-8.2%	1,757	2,675	-34.3%
Third-Party Services	1,518	1,644	1,530	-7.6%	-0.8%	6,155	6,202	-0.8%
Network Maintenance Service	403	514	516	-21.7%	-21.9%	1,861	1,907	-2.4%
Handset Costs/Other (COGS)	48	256	5	-81.1%	881.7%	227	702	-67.7%
Marketing	128	156	128	-18.1%	-0.2%	380	651	-41.7%
Rent and Insurance	955	763	912	25.2%	4.7%	3,554	3,096	14.8%
Provision for Contingencies	183	285	186	-36.0%	-1.7%	860	779	10.4%
Provision for Bad Debt	187	112	181	67.2%	3.3%	693	629	10.2%
Taxes and Other Expenses (Revenues)	193	316	231	-38.9%	-16.2%	1,107	1,611	-31.3%
Others	122	111	200	10.0%	-39.0%	537	429	25.3%
Routine OPEX	4,908	5,486	4,975	-10.5%	-1.3%	19,748	21,430	-7.8%

In 4Q15, consolidated routine opex, including the international operations, totaled R$ 4,908 million, 10.5% down from 4Q14 and 1.3% lower than in 3Q15.

At the end of 2014, the Company began focusing on efficiency and productivity gains and cost reductions as the one of the basis for its operational turnaround. As a result of the implementation of this plan, Oi’s annual routine opex in the Brazilian operations fell 8.5% over 2014, totaling R$ 19,211 million in 2015. Considering the 10.7% inflation in the period, this result corresponded to a real decrease of more than 17% in opex. In 4Q15, routine opex in the Brazilian operations fell 11.0% from 4Q14, remaining virtually in line with 3Q15.

Personnel

In 4Q15, personnel costs and expenses in Brazil totaled R$ 775 million, +9.4% y.o.y. and +18.1% q.o.q., mainly due to the collective bargaining agreement and the incorporation of Telemont’s network service operations in state of Rio de Janeiro by Serede, in October 2015, whose costs used to be recorded under network services. These effects were partially offset by the headcount reduction in the first half of 2015.

It is worth noting that the purpose of the insourcing of Telemont’s operations by Serede, a wholly owned Oi subsidiary that provides network services, was to improve the quality of network operation and maintenance services and strengthen the Company’s relationship with its customers.

Interconnection

Interconnection costs in Brazil closed 4Q15 at R$ 396 million (-36.3% y.o.y. and -8.2% q.o.q.). The year-on- year reduction was due to the 33.3% MTR cuts in February 2015 and the decline in off-net traffic.

Third-party Services

In 4Q15, costs and expenses related to third-party services in the Brazilian operations totaled R$ 1,518 million (-7.6% y.o.y. and -0.8% q.o.q.), chiefly due to lower sales commission expenses, the reduction in costs with consulting and advisory firms, gains from the renegotiation of contracts, sales channel optimization with increased use of own channels, and lower general expenses, partially offset by higher electricity costs.

Network Maintenance Service

Network maintenance service costs and expenses in Brazil totaled R$ 403 million in 4Q15 (-21.7% y.o.y. and -21.9% q.o.q.), mainly due to the insourcing of Telemont’s operations in state of Rio de Janeiro by Serede, as explained in the personnel costs.

Handset Costs/Other (COGS)

Handset costs in the Brazilian operations amounted to R$ 48 million, 81.1% down y.o.y., due to the outsourcing of sales and inventory management of the handset operations in April 2015. The sequential increase was due to a seasonal sales effect caused by Black Friday and Christmas.

Marketing

Marketing expenses totaled R$ 128 million in 4Q15 (-18.1% y.o.y. and -0.2% q.o.q.). The annual decline was due to the Company’s focus on more selective sales in 2015, which naturally led to a slowdown in its commercial efforts.

Rent and Insurance

Rent and insurance expenses in the Brazilian operations increased 25.2% y.o.y. and 4.7% q.o.q., totaling R$ 955 million in 4Q15, due to the Dollar appreciation and contractual adjustments, especially those of GlobeNet and the SES-6 satellite, in addition to higher costs with the leasing of the mobile towers sold in December 2014.

Provision for Contingencies

The Company recorded provisions for contingencies in the Brazilian operations totaling R$ 183 million in 4Q15, 36.0% down y.o.y. due to the lower number of claims in the Special Civil Court (JEC — Juizado Especial Cível).

Provision for Bad Debt

The provision for bad debt totaled R$ 187 million in 4Q15 (+67.2% y.o.y. and +3.3% q.o.q.) due to the worsening macroeconomic scenario in Brazil, which led to an increase in default rates in most economic sectors. The provision for bad debt represented 2.6% of net revenues from the Brazilian operations in 2015 (+0.3 p.p. y.o.y.).

EBITDA

Table 3 — EBITDA and EBITDA margin

	4Q15	4Q14	3Q15	YoY		QoQ		2015	2014	YoY
Oi S. A. Pro-forma
EBITDA (R$ million)	1,706	3,195	2,178	-46.6%		-21.7%		7,794	10,361	-24.8%
Brazil	1,745	3,048	2,066	-42.8%		-15.5%		7,508	9,857	-23.8%
Others	-39	147	112	-126.3%		-134.7%		286	504	-43.2%
EBITDA Margin (%)	25.5%	43.6%	31.9%	-18.2	p.p.	-6.4	p.p.	28.5%	36.3%	-7.8	p.p.
Non- routine Items	0	-1,359	-326	n.m.		n.m.		-278	-3,246	-91.4%
Expenses on Impairment Losses	89	0	0	n.m.		n.m.		89	0	n.m.
Routine EBITDA (R$ million)	1,795	1,836	1,852	-2.2%		-3.1%		7,605	7,116	6.9%
Brazil	1,745	1,689	1,740	3.3%		0.3%		7,230	6,612	9.3%
Others	50	147	112	-65.8%		-55.0%		376	504	-25.5%
Routine EBITDA Margin (%)	26.8%	25.1%	27.1%	1.7	p.p.	-0.3	p.p.	27.8%	24.9%	2.9	p.p.
Brazil	26.7%	23.9%	26.7%	2.8	p.p.	0.0	p.p.	27.3%	23.9%	3.4	p.p.
Others	29.2%	57.0%	35.9%	-27.8	p.p.	-6.7	p.p.	41.2%	54.0%	-12.9	p.p.

In 4Q15, consolidated routine EBITDA totaled R$ 1,795 million, a -2.2% y.o.y. and -3.1% q.o.q.

Routine EBITDA in the Brazilian operations reached R$ 1,745 million in 4Q15, grew 3.3% y.o.y. and in line with 3Q15. In 2015, routine EBITDA in the Brazilian operations totaled R$ 7,230 million, 9.3% higher than in 2014, above the mid-point of the range of R$ 7.0 billion to R$ 7.4 billion, which was the guidance disclosed by the Company at the beginning of 2015. It is worth noting the guidance achievement despite the unfavorable macroeconomic scenario, with a 3.8% decline in Brazil’s GDP and annual inflation of 10.7%. This result attests to the commitment and successful execution of Oi’s business transformation, focusing on operational efficiency, infrastructure optimization and revision of processes and commercial initiatives.

In 4Q15, the routine EBITDA margin in the Brazilian operations stood at 26.7%, +2.8 p.p. y.o.y. and in line with the previous quarter. In 2015, this margin increased 3.4 p.p. over 2014 to 27.3%.

Routine EBITDA from the international operations (Africa and East Timor) totaled R$ 50 million in the quarter (-65.8%y.o.y. and -55.0% q.o.q.), basically due to currency exchange effects and a change in the accounting rule that changed the calculation method for the Euro conversion rate (the annual cumulative average rate is now being used instead of the monthly average rate).

The annual testing for impairment of the Company’s assets under the rules of CPC 01 were conducted in 4Q15, recognizing an impairment adjustment with a loss of R$ 89 million over the fair value of Oi’s financial investments in Africa that are consolidated by the Company.

Capex

Table 4 — Capex

R$ million	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Capex - Pro-forma
Brazil	1,072	1,056	950	1.6%	12.8%	4,048	5,074	-20.2%
Others	14	53	34	-73.9%	-59.5%	116	205	-43.3%
Total	1,086	1,108	984	-2.0%	10.3%	4,164	5,278	-21.1%

The Company’s consolidated investments totaled R$ 1,086 million in 4Q15 (-2.0% y.o.y. and +10.3% q.o.q.). In the same period, Capex in Brazil came to R$ 1,072 million, 1.6% higher than 4Q14 and 12.8% up on 3Q15.

Throughout 2015, the Company continued the strategy of modernization of the core network focusing on transmission and transport infrastructure and improving quality of experience for its customers through initiatives of optimization and efficiency of investment allocation. As a result, Oi maintained sustainable growth of data traffic in the fixed and mobile networks while improving the Anatel network quality metrics. Among these initiatives, we highlight: (1) the contractual renegotiations carried out between 2014 and 2015; (2) the fixed network sharing, involving mainly the routes of transmission, and the mobile network sharing, for example the 4G RAN Sharing; and (3) the execution of structural projects on the network, aimed at providing more strength to Oi’s network in order to support the sustainable growth of traffic, especially data traffic, that grows on an average rate of over 40% per year.

In February 2016, Oi received the Glomo Awards in the Outstanding LTE Contribution category for the successful RAN Sharing project. The award, presented during the 2016 Mobile World Congress, acknowledged the first RAN Sharing project for 4G/LTE networks developed in Brazil, considered one of the largest of its kind in the world, serving millions of customers with fourth-generation mobile broadband.

In 2015, Oi invested R$ 3,525 million in the network, corresponding to 87.1% of total investments in the Brazilian operations. In 4Q15 alone, R$ 966 million was invested in the network (90.1% of the total).

Operational Cash Flow (Routine EBITDA — Capex)

Table 5 - Operational Cash Flow

R$ million	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Oi S. A. - Pro-forma
Routine EBITDA	1,795	1,836	1,852	-2.2%	-3.1%	7,605	7,116	6.9%
Capex	1,086	1,108	984	-2.0%	10.3%	4,164	5,278	-21.1%
Routine Operational Cash Flow (EBITDA - Capex)	709	728	868	-2.6%	-18.2%	3,442	1,837	87.3%

Table 6 - Operational Cash Flow of Brazilian Operations

R$ million	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Oi S. A.
Routine EBITDA	1,745	1,689	1,740	3.3%	0.3%	7,230	6,612	9.3%
Capex	1,072	1,056	950	1.6%	12.8%	4,048	5,074	-20.2%
Routine Operational Cash Flow (EBITDA - Capex)	673	634	790	6.2%	-14.8%	3,182	1,538	106.9%

Consolidated routine operational cash flow (routine EBITDA minus Capex) totaled R$ 709 million in 4Q15, - 2.6% y.o.y. and -18.2% q.o.q.

Routine EBITDA minus Capex of the Brazilian operations grew 6.2% over 4Q14 totaling R$ 673 million, due to the 3.3% upturn in routine EBITDA, as previously explained. In the sequential comparison, there was a 14.8% decline, as a result of higher investments in the fourth quarter of 2015.

In 2015, Routine EBITDA minus Capex of the Brazilian operations totaled R$ 3.18 billion, recording an annual upturn of R$ 1.6 billion or almost 107%. This result was above the midpoint of the guidance range announced for 2015 (routine operational cash flow improvement of Brazilian operations between R$ 1.2 and R$ 1.8 billion). This achievement reinforces Oi’s commitment to its business transformation plan, meeting another strategic pillar established at the beginning of 2015.

Depreciation / Amortization

The Company’s depreciation and amortization expenses totaled R$ 1,314 million in 4Q15 (+10.0% y.o.y. and +2.1% q.o.q.). In 2015, depreciation expenses moved up 10.6% over 2014, totaling R$ 5,092  million.

Table 7 — Depreciation and Amortization

R$ million	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Depreciation and Amortization Pro-forma
Total	1,314	1,194	1,287	10.0%	2.1%	5,092	4,603	10.6%

Financial Results

Table 8 — Financial Results (Oi S.A. Consolidated)

R$ Million	4Q15	4Q14	3Q15	2015	2014
Oi S. A. Consolidated
Net Interest (on fin. investments and loans and financing)	-848	-719	-1.238	-3.816	-2.579
Net FX result (on fin. investments and loans and financing)	-719	-265	-500	-1.762	-995
Other Financial Income / Expenses	-2.385	-336	-236	-2.826	-974
Net Financial Income (Expenses)	-3.951	-1.320	-1.973	-8.403	-4.547

In 4Q15, consolidated net financial result amounted to R$ 3,951 million, +199.4% y.o.y. and +100.3% q.o.q.

Sequential performance was explained, mainly, by a variation in the Other Net Financial Income/Expenses line, which resulted from: (i) the impairment adjustment with a loss of R$ 1,582 million over the fair value of Oi’s financial investments in Africa that are not consolidated by the Company, including Unitel; and (ii) increase of expenses related to interest and exchange variation over other liabilities, taxes and contingencies. This quarter Oi joined PRORELIT, a tax dispute reduction program, paying a total of R$ 455 million in tax related debts, with R$ 300 million being settled through tax loss credits related to financial interest and taxes, and recorded in the financial results.

In the Net Foreign Exchange Result line, the company’s low foreign exchange exposure makes this item more correlated to the CDI. As a result, despite the appreciation of Real against Dollar and Euro in 4Q15, this line showed an increase of R$ 219 million in the sequential comparison, consequence of the impact of a still high CDI on hedging costs, as well as the increase in the average debt denominated in foreign currency.

On the other hand, the Net Interest line presented a total reduction of R$ 390 million in comparison to the previous quarter as result of lower average debt in the quarter and the positive impact of the appreciation of Real, as well as higher financial income on cash investments.

In 2015, Oi S.A.’s Net Financial Result totaled R$ 8,403 million, an increase of 84.8% compared to 2014, which is mainly explained by the consolidation of the PT International Finance (PTIF) results after the conclusion of the PT Portugal sale in June 2015 and also by the impairment adjustment with a loss of R$ 1,582 million over the fair value of Oi’s financial investments in Africa that are not consolidated by the Company, including Unitel, as previously mentioned.

Net Earnings (Loss)

Table 9 — Net Earnings (Loss) (Oi S.A. Consolidated)

R$ Million	4Q15	4Q14	3Q15	YoY	QoQ	2015	2014	YoY
Net Income
Earnings before interest and taxes (EBIT)	392	2,001	891	-80.4%	-56.0%	2,702	5,675	-52.4%
Financial Results	-3,951	-1,320	-1,973	199.4%	100.3%	-8,403	-4,547	84.8%
Financial Expenses	-4,151	-1,632	-5,977	154.3%	-30.5%	-13,484	-5,891	128.9%
Financial Income	200	312	4,004	-36.0%	-95.0%	5,081	1,345	277.8%
Income Tax and Social Contribution	-973	-768	55	26.8%	n.m.	-715	-1,120	-36%
Net Earnings (Loss) from Continuing Operations	-4,533	-87	-1,027	n.m.	341.5%	-6,416	8	n.m.
Net Results from Discontinued Operations	-18	-4,334	6	-99.6%	n.m.	1,068	-4,415	n.m.
Consolidated Net Earnings (Loss)	-4,551	-4,421	-1,021	2.9%	345.7%	-5,348	-4,406	21.4%
attributable to owners of the Company	-4,173	-4,422	-981	-5.6%	325.5%	-4,935	-4,408	12.0%
attributable to non-controlling interests	-378	1	-40	n.m.	838.4%	-413	1	n.m.

Oi’s consolidated net loss recorded R$ 4,551 million in 4Q15 and R$ 5,348 million for 2015.

Net loss from continuing operations totaled R$ 4,533 billion in 4Q15 and R$ 6,416 million for the full year of 2015, mainly impacted by three accounting adjustments (no cash effect), in the total amount of R$ 3,063 million, all of them related to the impairment of assets in the balance sheet:

(i)                                     impairment adjustment with a loss of R$ 89 million over the fair value of Oi’s financial investments in Africa that are consolidated by the Company, affecting the operational earnings;

(ii)                                  impairment adjustment with a loss of R$ 1,582 million over the fair value of Oi’s financial investments in Africa that are not consolidated by the Company, including Unitel, affecting the financial results; and

(iii)                               impairment on deferred income tax assets, in the amount of R$ 1,392 million, for the companies in the group that did not provide expectation of generating sufficient future taxable income to offset tax credits.

The proforma net loss for the continuing operations, excluding the impact of these accounting adjustments (non- cash), would be about R$ 1,470 million in 4Q15 and R$ 3,353 million in 2015, basically driven by the financial expenses, whose variation in comparison to the same period of the previous year resulted from the deterioration of the Brazilian financial market conditions, with significant impact on the increase of interest rates.

Debt & Liquidity

Table 10 - Debt

R$ million	Dec/15	Dec/14	Sep/15	% Gross Debt
Debt
Short Term	13,192	4,647	8,237	24.0%
Long Term	41,789	28,648	45,419	76.0%
Total Debt	54,981	33,295	53,656	100.0%
In Local Currency	12,922	21,068	13,493	23.5%
In Foreign Currency	46,935	14,781	46,606	85.4%
Swaps	-4,876	-2,555	-6,443	-8.9%
(-) Cash	-16,826	-2,732	-16,415	-30.6%
(=) Net Debt	38,155	30,563	37,241	69.4%

Oi S.A. closed 2015 with consolidated gross debt of R$ 54,981 million, 65.1% higher than in December 2014 and 2.5% up on September 2015.

The year-on-year increase was chiefly due to PTIF’s debt, which contributed with R$ 19,182 million in the period. In 4Q14, the assets and liabilities of Portugal Telecom International Finance (PTIF) were classified as “held for sale” in the balance sheet and as such were not included in the Company’s consolidated debt.

In the sequential comparison, the increase was chiefly due to the disbursement of USD 632.5 million by the China Development Bank (CDB), USD 600 million of which due in 2020 and USD 32.5 million in 2025, as part of the total credit line of USD 1.2 billion negotiated with the CDB at the end of 2015. This transaction is aimed to refinance debt and finance Oi’s investments at more attractive costs, thereby contributing to reducing costs and extending the average debt maturity.

The negative accounting impact of the mark-to-market of derivatives in 3Q15 was partially reversed in 4Q15, due to the change in the curve of the interest rate on Dollar traded at BM&FBovespa (cupom cambial). In the quarter, the cupom cambial curve closed at 120 bps, generating a positive accounting impact of R$ 739 million. As explained in the previous quarter, this effect does not have any impact on cash or the consolidated financial results.

In 2015, disbursements totaled approximately R$ 5,200 million, while the amortized total amount, including debt prepayments and bond and debenture repurchases, amounted to R$ 15,070 million. The Company ended 2015 with a cash balance of R$ 16,826 million, resulting in net debt of R$ 38,155 million, 7.5% up on 3Q15 and 24.8% higher than in 4Q14.

At the end of 4Q15, 85.4% of total consolidated debt was denominated in foreign currency and mitigated of exchange rate fluctuations through swaps, NDFs and cash in foreign currency (natural hedge).

The debt’s consolidated average term closed 2015 at 3.5 years, influenced by Oi S.A.’s and PTIF’s short-term debt.

Table 11 — Net Debt Variation (Brazilian operations)

R$ million	4Q15	4Q14	3Q15
Net Debt BoP	37,241	30,380	34,644
(-) Routine EBITDA	1,745	1,689	1,740
(-) Non-recurring Revenues (Expenses) (1)	0	0	0
(+) Capex (2)	1,072	1,056	950
(+) Assets in Escrow	332	268	248
(+) Corporate Taxes	227	170	84
(+) PIS / COFINS on ICMS	0	219	0
(+) ∆ Working Capital (3)	-60	266	-228
(+) Net Financial Charges	1,794	1,063	1,763
(+) Accounting impact from MTM of derivatives	-739	0	1,519
(-) Net cash position - assets held for sale	0	1,172	0
(+) Other Variations	33	2	0
Net Debt EoP	38,155	30,563	37,241

(1)         Excludes asset sales.

(2)         Economic Capex in the period.

(3)         Includes the difference between economic Capex and Capex disbursement.

Net debt closed 2015 at R$ 38,155 million, 2.5% up on 3Q15, chiefly due to the impact of the financial results of R$ 1,691 million in the quarter, partially offset by the accounting and time effect of the R$ 739 million related to the mark to market of derivatives.

Operating cash flow was positive this quarter as a result of the successful strategies adopted by the Company focusing on operational efficiency.

Table 12 - Gross Debt Amortization Schedule

						2021
(R$ million)	2016	2017	2018	2019	2020	onwards	Total
Pré pagamentos feitos em set, pgto feito em euros
Amortization in Real	3,807	2,457	2,460	2,347	855	996	12,922
Amortization in Euro + swap	4,828	2,743	3,496	4,947	4,672	0	20,686
Amortization in Dollar + swap	4,557	3,851	1,046	-1,764	5,754	7,930	21,373
Gross Debt Amortization	13,192	9,051	7,001	5,530	11,281	8,926	54,981

Table 13 — Gross Debt Breakdown

R$ million
Breakdown of Gross Debt	4Q15
Int’l Capital Markets	38,670
Local Capital Markets	4,145
Development Banks and ECAs	11,069
Commercial Banks	6,472
Hedge and Borrowing Costs	-5,375
Total Gross Debt	54,981

Oi S.A. Consolidated

Income Statement - R$ million	4Q15	4Q14	3Q15	2015	2014
Net Operating Revenues	6,703	7,323	6,827	27,354	28,247
Operating Expenses	-4,908	-4,127	-4,649	19,471	-18,037
Personnel	-790	-740	-691	-2,720	-2,829
Interconnection	-341	-629	-511	-1,809	-2,690
Third-Party Services	-1,571	-1,658	-1,574	-6,317	-6,259
Network Maintenance Service	-412	-522	-529	-1,902	-1,923
Handset Costs/Other (COGS)	-68	-268	-20	-285	-730
Marketing	-133	-162	-136	-406	-674
Rent and Insurance	-962	-772	-928	-3,600	-3,120
Provision for Contingencies	-184	-285	-186	-862	-779
Provision for Bad Debt	-186	-125	-184	-721	-649
Taxes and Other Revenues (Expenses)	-261	-325	-216	-1,129	-1,629
Other Operating Revenues (Expenses), net	0	1,359	326	278	3,246
ADJUSTED EBITDA (1)	1,795	3,195	2,178	7,883	10,210
Expenses on Impairment Losses	-89	0	0	-89	0
EBITDA	1,706	3,195	2,178	7,794	10,210
Margin %	25.5%	43.6%	31.9%	28.5%	36.1%
Depreciation and Amortization	-1,314	-1,194	-1,287	-5,092	-4,535
EBIT	392	2,001	891	2,702	5,675
Financial Expenses	-3,975	-1,632	-5,977	-13,308	-5,891
Financial Income	23	312	4,004	4,905	1,345
Income Before Tax and Social Contribution	-3,559	681	-1,082	-5,701	1,128
Income Tax and Social Contribution	-973	-768	55	-715	-1,120
Net Earnings (Loss) from Continuing Operations	-4,533	-87	-1,027	-6,416	8
Net Results from Discontinued Operations	-18	-4,334	6	1,068	-4,415
Consolidated Net Earnings (Loss)	-4,551	-4,421	-1,021	-5,348	-4,406
Margin %	-67.9%	-60.4%	-15.0%	-19.5%	-15.6%
Profit (Loss) attributed to the controlling shareholders	-4,173	-4,422	-981	-4,935	-4,408
Profit (Loss) attributed to the non-controlling shareholders	-378	1	-40	-413	1
Outstanding Shares Thousand (ex-treasury)	675,667	842,766	700,461	729,839	842,766
Earnings per share (R$)	-6.1758	-5.2470	-1.4000	-6.7616	-5.2301

(1)         corresponds to the EBITDA adjusted by extraordinary accounting effect (non-cash) of the impairment adjustment with a loss of R$ 89 million over the fair value of Oi’s financial investments in Africa that are consolidated by the Company.

Oi S.A. Consolidated

Balance Sheet - R$ million	12/31/2015	09/30/2015	12/31/2014
TOTAL ASSETS	97,015	101,189	102,789
Current	38,067	41,010	49,287
Cash and cash equivalents	14,898	13,192	2,449
Financial investments	1,802	3,101	171
Derivatives	606	1,839	341
Accounts Receivable	8,380	8,045	7,450
Inventories	352	442	478
Recoverable Taxes	916	698	1,097
Other Taxes	923	939	1,054
Assets in Escrow	1,258	1,253	1,134
Held-for-sale Assets	7,686	10,167	33,926
Other Current Assets	1,246	1,334	1,185
Non-Current Assets	58,948	60,179	53,502
Long Term	29,994	31,291	23,993
.Recoverable and Deferred Taxes	8,883	10,778	7,626
.Other Taxes	660	743	742
.Financial investments	126	122	111
.Assets in Escrow	13,119	12,938	12,260
.Derivatives	6,780	6,354	2,881
.Other	426	356	373
Investments	155	141	148
Property Plant and Equipment	25,497	25,417	25,670
Intagible Assets	3,302	3,330	3,691

TOTAL LIABILITIES	97,015	101,189	102,789
Current	25,574	21,236	42,557
Suppliers	5,005	4,430	4,337
Loans and Financing	11,810	8,733	4,464
Financial Instruments	1,989	1,343	524
Payroll and Related Accruals	660	630	744
Provisions	1,021	1,223	1,059
Pension Fund Provision	145	35	130
Payable Taxes	340	388	477
Other Taxes	1,554	1,422	1,668
Dividends Payable	96	90	185
Liabilities associated to held-for-sale assets	745	897	27,178
Authorizations and Concessions Payable	912	834	676
Other Accounts Payable	1,298	1,211	1,116
Non-Current Liabilities	57,035	60,095	40,921
Loans and Financing	48,048	51,366	31,386
Financial Instruments	521	407	143
Other Taxes	924	891	875
Contingency Provisions	3,414	3,327	4,073
Pension Fund Provision	399	363	347
Outstanding authorizations	7	9	686
Other Accounts Payable	3,721	3,732	3,411
Shareholders’ Equity	14,406	19,858	19,311
Controlling Interest	13,216	18,039	17,802
Minority Interest	1,191	1,819	1,509

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

Discontinuation of guidance disclosure

On March 24, Oi disclosed to its shareholders and the market in general that the Company decided not to disclose guidance for the year 2016, in order to provide flexibility to the Company given the instability of the current macroeconomic scenario, considering the recent volatility in the macroeconomic environment, especially with respect to the indices used as premises to support the disclosure of estimates about future performance, such as inflation rate and GDP growth.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=21C4A0A6-D0F3-494A-B249- 0F98181B264C

Change on the disclosure policy

On March 24, Oi disclosed to its shareholders and the market in general that the Board of Directors approved an amendment to the Company’s Material Act or Fact Disclosure Policy, in order to include the possibility conferred by CVM Instruction No. 547/14, which allows the disclosure of material facts or acts at a newswire website on the world wide web that provides the entire disclosed information in a free-access section.

In this regard, the Company announced that it will hold its publications via the Portal NEO1 (http://www.portalneo1.net). Additionally, the Company noted that its material facts or acts, as well as other corporate information, will also continue to be disclosed through the CVM website (http://www.cvm.gov.br/), and the Company’s Investor Relations website (http://www.oi.com.br/ir).

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=13249684-21B7-4DD5-97E4- B60763597F2D

Engagement of financial advisor

On March 9, the Company notifies its shareholders and the market in general that it has retained PJT Partners as financial advisor to assist Oi in evaluating financial and strategic alternatives to optimize its liquidity and debt profile. Oi’s operational and commercial focus remains unchanged.

Our customers remain our top priority. Oi is committed to continuing to make investments with the goal of permanently improving its quality of service, which it believes will allow it to continue to bring technological advances to its customers throughout Brazil. Oi continues to undertake efforts towards operational improvements and business transformation focusing on austerity, infrastructure optimization, revisions of procedures and commercial actions.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=223426

Engagement of financial advisor

On February 25, in furtherance with the Material Facts disclosed on October 26 and 30, 2015, Oi informed its shareholders and the market in general that LetterOne Technology (UK) LLP (“L1 Technology”) has issued a press release stating that it has been informed by TIM that TIM does not wish to enter into further discussions about a business combination with Oi in Brazil.

L1 Technology’s press release stated that, without TIM’s participation, L1 Technology couln’t now proceed with the proposed transaction as previously envisaged.

Oi stated that it will evaluate the impact of this announcement on the possibility of consolidation of the Brazilian market and it will continue to undertake its efforts towards operational improvements and business transformation focusing on austerity, infrastructure optimization, revisions of procedures and commercial actions.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=223120

Change in the Depositary Receipts Ratio

On January 22, Oi informed its shareholders and the Market in general of the change in the ratio of the number of common shares of Oi represented by the Depositary Receipts (“Common DRs”) issued under its Level II Sponsored Depositary Receipts Program.

Until then, each Common DR represented one (1) common share issued by the Company. After the change in the ratio, each Common DR now represents five (5) common shares.

The Company also informed that the other terms and conditions of its Common DR program remained unchanged. Therefore, the Common DRs issued following the ratio change became the same type and grant their holders the same rights as the Common DRs held prior to the ratio change.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=221567

Standard & Poor´s rating Review

On February 15(1), Oi disclosed to its shareholders and the market in general that Standard & Poor´s announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from BB+ to BB- and the long-term domestic scale credit rating from brAA+ to brA-. The outlook is negative.

On February 26(2), Oi disclosed to its shareholders and the market in general that Standard & Poor´s announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from BB- to B+ and the long-term domestic scale credit rating from brA- to brBBB-, with a negative CreditWatch.

On March 10(3), Oi disclosed to its shareholders and the market in general that Standard & Poor´s announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from B+ to CCC and the long-term domestic scale credit rating from brBBB- to brCCC. The outlook is negative.

(1)  http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=222878

(2)  http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=223200

(3)  http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=223465

Fitch’s rating Review

On February 26(1), Oi disclosed to its shareholders and the market in general that Fitch announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from BB to B and the long-term domestic scale credit rating from AA- to BBB-, with a negative Rating Watch.

On March 10(2), Oi disclosed to its shareholders and the market in general that Fitch announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from B to CCC and the long-term domestic scale credit rating from BBB- to CCC.

(1) http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=223200

(2) http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=223511

Moody´s rating Review

On March 1st, Oi disclosed to its shareholders and the market in general that Moody´s announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from Ba3 to Caa1 and certain obligations of the Company from B1 to Caa2. The outlook is negative.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=223234

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float(1)
Common	668,033,661	148,282,004	519,746,687
Preferred	157,727,241	1,811,755	155,915,459
Total	825, 760, 902	150, 093, 759	675, 662, 146

Shareholding position as of December 31, 2015.

Note: (1) The outstanding shares do not consider the shares held by the members of the Board of Directors and Executive Board.

Portuguese (SIMULTANEOUS TRANSLATION)

Date:	Thursday, March 24, 2016 10:00 a.m. (Brasília) / 9:00 a.m. (NY) / 3:00 p.m. (UK)

Acess:	Webcast: Click here Phone: +55 (11) 2188-0155 / Code: Oi

Replay:	+55 (11) 2188-0400 Available until March 30, 2016 Code: Oi

English

Date:	Thursday, March 24, 2016 10:00 a.m. (Brasília) / 9:00 a.m. (NY) / 3:00 p.m. (UK)

Acess:	Webcast: Click here Phone: 1- 646-843-6054 (USA) / Code: Oi 1- 866-890-2584 ( outher countries) / Code: Oi

Replay:	1-646-843-6054 Available until March 30, 2016 Code: Oi

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of December 31, 2015. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

In order to provide a clearer understanding of the Company’s performance, we have prepared pro-forma consolidated figures for operational indicators, revenues, costs and expenses (EBITDA), depreciation/amortization and investments.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi — Investor Relations

Marcelo Ferreira Cristiano Grangeiro	55 (21) 3131-1314 55 (21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.